Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in thousands)

	(Predecessor Basis)				(Successor Basis)	(Successor Basis)
	1998	1999	2000	For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002
Net earnings from continuing operations	$82,813	$49,893	$66,161	$37,183	$7,616	$10,092
Add: Income tax expense	53,716	17,715	32,874	20,625	117	503
Add: Interest expense	60,215	42,926	43,244	25,441	10,638	68,354
Minority interest in net earnings of subsidiaries	5,493	4,896	1,230	—	—	—
Equity in net income of unconsolidated affiliates	(7,313)	—	—	—	—	—
Portion of rent deemed interest factor	3,878	3,448	3,394	2,485	386	2,930

Total earnings available for fixed charges	$198,802	$118,878	$146,903	$85,734	$18,757	$81,879

Fixed charges:
Interest expense	60,215	42,926	43,244	25,441	10,638	68,354
Portion of rent deemed interest factor	3,878	3,448	3,394	2,485	386	2,930

Total fixed charges	$64,093	$46,374	$46,638	$27,926	$11,024	$71,284

Ratio of earnings to fixed charges	3.1	2.6	3.1	3.1	1.7	1.1